UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 26, 2018, Concordia International Corp. (“Concordia”) announced (i) it had obtained a final court order from the Ontario Superior Court of Justice (Commercial List) approving the plan of arrangement under the Canada Business Corporations Act in connection with Concordia’s previously announced recapitalization transaction and (ii) certain leadership changes. In conjunction with this announcement Concordia is filing the following exhibits:
Exhibit 99.1        Press release of Concordia International Corp., dated June 26, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Francesco Tallarico
	Name:	Francesco Tallarico
	Title:	Chief Legal Officer & Secretary

Date: June 26, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia International Corp., dated June 26, 2018.